Schedule 1

                      Variable Universal Life Compensation
                         Pan-American Assurance Company

Definitions:

1. Maximum Commissionable Premium (MCP) is a value in each insurance policy. It represents the amount of premiums that will be subject to a higher level of commissions.

2. Premiums Paid is a measurement of production which is equal to the deposits credited to an insurance policy that are not used to repay indebtedness.

3. Variable Accumulated Value is the investments made by the policyholder that are invested in Pan-American Separate Account A. This does not include the Fixed Account and this does not include the Loan Account.

4. Lapse is the event of a policyholder terminating his/her policy prior to maturity other than by death.

5. Coverage Segment refers to a portion of insurance that was purchased at a particular point in time. The first Coverage Segment is always the original policy. Subsequent Coverage Segments may exist on a policy if the policy owner added a Rider or increased his/her Specified Amount.

6. Monthly Anniversary Day is the day of the month on which we mark the passage of policy months. The Company deducts the Monthly Deduction from the Accumulated Value on this day or on the next Business Day if the Monthly Anniversary Day is not on a Business Day.

Commissions:

     Commissions paid include the following:

1.       First-Year Commissions up to MCP; plus

2.       First-Year Excess Commissions; plus

3.       Renewal Commissions; plus

4.       Trail Commissions; minus

5.       Chargebacks.

     Commissions are paid semi-monthly. The component for Trail Commissions are calculated on the Monthly Anniversary Day or next Business Day if the Monthly Anniversary Day is not a Business Day. All other components are calculated daily.

     First-Year Commissions up to MCP:

         The First-Year Commissions up to MCP are paid in the first-year of a Coverage Segment, only. They are based upon the MCP and Premiums Paid attributable to that Coverage Segment. The commission payment will be 100% times the lesser of Premiums Paid and MCP.

     First-Year Excess Commissions:

         The First-Year Excess Commissions are paid in the first-year of a Coverage Segment, only. They are based upon the MCP and Premiums Paid attributable to that Coverage Segment. If the Premiums Paid are less than the MCP, then the commission payment will be zero. Otherwise, the commission payment will be 4% times the excess of Premiums Paid over the MCP.

     Renewal Commissions:

         The Renewal Commissions are paid in the second-year and all later years of a Coverage Segment. They are based upon Premiums Paid attributable to that Coverage Segment in that year. The commission payment will be 4% times the Premiums Paid.

     Trail Commissions:

         The Trail Commissions are paid in the sixth-year and all later years of a Coverage Segment. They are based upon the Variable Accumulated Value on that day. The monthly commission payment is 0.25% times the Variable Accumulated Value divided by 12, rounded to the nearest penny.

     Chargebacks:

         Chargebacks are the amount that we deduct from the commission due to a policy that Lapses in the first policy year. The Chargeback amount is based upon commissions paid that are attributable to that policy. If the policy lapses in the first six months, then the Chargeback will be 100% times commissions paid. If the policy lapses in the next six months, then the Chargeback will be 75% times commissions paid.